Exhibit No. 14.2

Form 10-KSB
For the Transitional Period from October 1, 2004 through June 30, 2005
IsoRay, Inc.
(formerly Century Park Pictures Corporation)
File No. 0-14247

Code of Ethics for Chief Executive Officer & Senior Financial Officers

The Company has a Code of Conduct and Ethics applicable to all directors and employees of the company. The Chief Executive Officer and all senior financial officers, including the Chief Financial Officer and principal accounting officer, are bound by the provisions set forth therein relating to ethical conduct, conflicts of interest, and compliance with law. In addition to the Code of Business Conduct and Ethics, the Chief Executive Officer and senior financial officers are subject to the following additional specific policies:

1.
The Chief Executive Officer and all senior financial officers are responsible for full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by the Company with the SEC. Accordingly, it is the responsibility of the Chief Executive Officer and each senior financial officer promptly to bring to the attention of the Disclosure Committee, if applicable, and to the Audit Committee any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise would assist the Disclosure Committee, if applicable, and the Audit Committee in fulfilling their responsibilities.

2.
The Chief Executive Officer and each senior financial officer shall promptly bring to the attention of the Disclosure Committee, if applicable, and the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls that could adversely affect the Company's ability to record, process, summarize, and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures, or internal controls.

3.
The Chief Executive Officer and each senior financial officer shall promptly bring to the attention of the Audit Committee any information he or she may have concerning any violation of this Code or the Company's Code of Business Conduct and Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company's financial reporting, disclosures, or internal controls.

4.
The Chief Executive Officer and each senior financial officer shall promptly bring to the attention of the Disclosure Committee, if applicable, and the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules, or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of the Code of Business Conduct and Ethics or of these additional procedures.

5.
The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code of Business Conduct and Ethics or of these additional procedures by the Chief Executive Officer and the Company's senior financial officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code of Business Conduct and Ethics and to these additional procedures, and may include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board), and termination of the individual's employment. In determining the appropriate action in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action, and whether or not the individual in question had committed other violations in the past.

In complying with the above stated policies, all personnel covered by this Code will:

Act with honesty and integrity, avoiding actual or apparent conflicts of interest in their personal and professional relationships.

Provide company stakeholders with information that is accurate, complete, objective, fair, relevant, timely, and understandable, including information in our filings with and other submissions to the SEC and other public bodies.

Comply with rules and regulations of federal, state, provincial, and local governments, and of other appropriate private and public regulatory agencies.

Act in good faith, responsibly, with due care, competence, and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.

Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose.

Not use confidential information acquired in the course of one’s work for personal advantage.

Share knowledge and maintain professional skills important and relevant to stakeholders’ needs.

Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community.

Exercise responsible use, control, and stewardship over all Isoray, Inc. assets and resources that are employed by or entrusted to us.

Not coerce, manipulate, mislead, or unduly influence any authorized audit or interfere with any auditor engaged in the performance of an internal or independent audit of Isoray, Inc.’s system of internal controls, financial statements, or accounting books and records.

If any person to whom this Code applies is aware of any suspected or known violations of this Code or the Code of Conduct and Ethics, or other Isoray, Inc. policies or guidelines, he or she has a duty to promptly report such concerns either to his or her manager, another responsible member of management, a human resources representative, the Company’s Audit Committee or legal counsel.